As filed with the Securities and Exchange Commission on March 5, 2008

Registration No. 333-101663

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1
FORM S-8/A
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

JAKKS PACIFIC, INC.
(Exact name of Registrant as specified in its charter)

22619 Pacific Coast Highway
Delaware	Malibu, California 90265	95-4527222
(State or other jurisdiction of	(Address of principal executive	(I.R.S. Employer
incorporation or organization)	offices and zip code)	Identification Number)

JAKKS PACIFIC, INC. 2002 STOCK AWARD AND INCENTIVE PLAN
(Full title of the plan)

JACK FRIEDMAN
Chairman and Chief Executive Officer
JAKKS Pacific, Inc.
22619 Pacific Coast Highway
Malibu, California 90265
(310) 456-7799
(Name, address, and telephone number, including area code, of agent for service)

Copy to:

Irving Rothstein, Esq.
Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP
750 Lexington Avenue
New York, New York 10022
Telephone: (212) 888-8200 Facsimile: (212) 888-7776

JAKKS PACIFIC, INC.

REGISTRATION STATEMENT ON FORM S-8

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (the “Amendment”) amends the Registration Statement on Form S-8 (No. 333-101663) originally filed by JAKKS Pacific, Inc., with the Securities and Exchange Commission (“SEC”) on December 5, 2002.

We are filing this Amendment to include a reoffer prospectus to be used by our employees and directors. The reoffer prospectus may be utilized for reoffering and resales of shares of our common stock, deemed “restricted securities” or “control securities” acquired pursuant to the plan registered on the Registration Statement, in each case by an “affiliate” of us. The inclusion of any person in the selling security holder table of the reoffer prospectus should not be deemed a determination or an admission by us that such individual is in fact an affiliate of us.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The document(s) containing the information specified in Part I of Form S-8 (plan information and registrant information) were sent or given to employees as specified by Rule 428(b)(1) under the Securities Act of 1933, as amended (the “Securities Act”). In accordance with Rule 428 and the requirements of Part I of Form S-8, such documents are not being filed with the SEC either as part of this registration statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. We will maintain a file of such documents in accordance with the provisions of Rule 428(a)(2) of the Securities Act. Upon request, we will furnish to the Commission or its staff a copy of any or all of the documents included in the file.

REOFFER PROSPECTUS
1,440,269 Shares
JAKKS Pacific, Inc.
Common Stock

      This reoffer prospectus relates to the resale of up to an aggregate of 1,440,269 shares of our common stock which may be issued upon the exercise of awards issued or to be issued pursuant to our JAKKS Pacific, Inc. 2002 Stock Award and Incentive Plan (the “Plan”) by the selling security holders identified in this reoffer prospectus, which have been issued to the selling security holders. The selling security holders are currently employees, officers and/or directors of our company who acquired stock awards or options to acquire shares of our common stock as compensation for services performed for us. The selling security holders may sell the shares of common stock described in this prospectus in public or private transactions, at prevailing market prices, or at privately negotiated prices. The selling security holders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders. Although we may receive payment of the exercise price from those of the selling security holders holding options if and when they exercise those options for cash, we will not receive any of the proceeds from the sale of the shares by the selling security holders. The selling security holders will receive all of the proceeds from the sale of such shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will pay the expenses of registration of the sale of the shares. It is not possible at the present time to determine the price to the public in any sale of the shares by the selling security holders and the selling security holders reserve the right to accept or reject, in whole or in part, any proposed purchase of shares. Accordingly, the public offering price, the amount of any applicable underwriting discounts and commissions and the net proceeds to the selling security holders will be determined at the time of such sale by the selling security holders.

      Our common stock is traded on the Nasdaq Global Select exchange under the symbol “JAKK.” On March 3, 2008, the last reported sales price of our common stock was $28.40 per share.

      Our principal executive offices are located at 22619 Pacific Coast Highway, Malibu, California 90265 and our telephone number is (310) 456-7799.

Investing in our common stock involves risks.
See “Risk Factors” beginning on page 13.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 5, 2008

ABOUT THIS REOFFER PROSPECTUS

      In connection with this offering, no person is authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus. If information is given or representations are made, you may not rely on that information or representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus. The information contained and incorporated by reference in this prospectus is accurate only as of the date of this prospectus or the date of the document incorporated by reference, as the case may be, regardless of the time of delivery of the prospectus.

       You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in our securities.

      References in this prospectus to “JAKKS,” “us,” “we,” “our,” or the “Company” refer to JAKKS Pacific, Inc. and its subsidiaries, as the context requires. The phrase “this prospectus” refers to this reoffer prospectus and any applicable prospectus supplement and the documents incorporated by reference in this prospectus, unless the context otherwise requires.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements included in this prospectus regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future product demand, supply, manufacturing, costs, marketing and pricing factors are all forward-looking statements. When we use words like “intend,” “anticipate,” “believe,” “estimate,” “plan” or “expect,” we are making forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. We have disclosed certain important factors that could cause our actual results to differ materially from our current expectations elsewhere in this prospectus. You should understand that forward-looking statements made in this prospectus are necessarily qualified by these factors. We are not undertaking to publicly update or revise any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

SUMMARY

Company Overview

We are a leading multi-line, multi-brand toy company that designs, produces, markets and distributes toys and related products, writing instruments and related products, pet toys, consumables and related products, electronics and related products, and other consumer products. We focus our business on acquiring or licensing well-recognized trademarks and brand names, most with long product histories (“evergreen brands”). We seek to acquire these evergreen brands because we believe they are less subject to market fads or trends. We also develop proprietary products marketed under our own trademarks and brand names.  Our products are typically lower-priced toys and accessories, and include:

Traditional Toys

•	Action figures and accessories, including licensed characters, principally based on World Wrestling Entertainment® (“WWE”), The Chronicles of Narnia: Prince Caspian™ and Pokemon® franchises;

•	Toy vehicles, including Road Champs®, RC Racers™ and MXS® toy vehicles and accessories, as well as those based on Nascar®;

•	Electronics products, including Plug It In & Play TV Games™, EyeClops™ Bionic Eye products, and Laser Challenge®, as well as others based on Disney® and Discovery Kids® brands;

•
Role-play, dress-up and novelty products featuring entertainment and consumer products properties such as Dirt Devil®, Subway®, Pizza Hut® and McDonalds® pretend play products, Disney Princess®, Hannah Montana™, Barbie® and Dora the Explorer® playsets for girls and Black & Decker® and Pirates of the Caribbean™ playsets for boys;

•	Infant and pre-school toys and plush toys featuring Care Bears®, Barney®, The Wiggles®, Curious George®, and slumber bags;

•
Dolls including large, fashion and mini dolls and related accessories based on Cabbage Patch Kids®, Hannah Montana, The Cheetah Girls™, Puppy in My Pocket and Friends™, Hairspray™ the movie and Disney Princess® dolls and private label fashion dolls for other retailers;

•	Seasonal and outdoor toys and leisure products, including Go Fly A Kite®, Air Creations®, and other kites, Funnoodle® pool toys, The Storm® water guns and Fly Wheels® XPV® and Flight™ vehicles; and

•	Junior sports and toy paintball products, including Gaksplat® and The Storm.

Craft, Activity and Writing Products

•
Craft, activity and stationery products, including Flying Colors® activity sets, compounds, playsets and lunch boxes based on Nickelodeon®, Dora the Explorer, Pokémon, The Littlest Petshop® and others, and Color Workshop® craft products such as Blopens®, Vivid Velvet®, and Pentech® writing instruments, stationery and activity products, and non-licensed brands including Girl Gourmet™ and The Spa Factory™.

Pet Products

•
Pet products, including toys, consumables, beds, clothing and accessories, with licenses used in conjunction with these products, including American Kennel Club®, The Cat Fanciers’ AssociationTM, Arm & Hammer®, and The Humane Society of the United States®brands, as well as entertainment properties, including Disney and Snoop Dogg®, and private label brands including Totally My PetTM.

We continually review the marketplace to identify and evaluate evergreen brands that we believe have the potential for significant growth. We endeavor to generate growth within these brands by:

•	creating innovative products under established brand names;

•	focusing our marketing efforts to enhance consumer recognition and retailer interest;

•	linking them with our evergreen portfolio of brands;

•	adding new items to the branded product lines that we expect will enjoy greater popularity; and

•	adding simple innovation and technology to make them more appealing to today’s kids.

In addition to developing our proprietary brands and marks, licensing popular brands enables us to use these high-profile marks at a lower cost than we would incur if we purchased these marks or developed comparable marks on our own. By licensing marks, we have access to a far greater range of marks than would be available for purchase. We also license technology produced by unaffiliated inventors and product developers to improve the design and functionality of our products.

We have obtained an exclusive worldwide license for our joint venture with THQ Inc. (“THQ”), which develops, publishes and distributes video games based on WWE characters and themes. Since the joint venture’s first title release in 1999, it has released 35 new titles. We have recognized approximately $93.3 million in profit from the joint venture through December 31, 2007. We and the joint venture are named as defendants in lawsuits commenced by WWE, pursuant to which WWE is seeking treble, punitive and other damages (including disgorgement of profits) in an undisclosed amount and a declaration that the video game license with the joint venture and an amendment to our toy licenses with WWE are void and unenforceable (see “Legal Proceedings”).

We sell our products through our in-house sales staff and independent sales representatives to toy and mass-market retail chain stores, department stores, office supply stores, drug and grocery store chains, club stores, toy specialty stores and wholesalers. Our three largest customers are Wal-Mart, Target and Toys ‘R’ Us, which account for approximately 19.3%, 14.5% and 14.1%, respectively, of our net sales in 2007. No other customer accounted for more than 10.0% of our net sales in 2007.

Our Growth Strategy

The execution of our growth strategy has resulted in increased revenues and earnings. In 2006 and 2007, we generated net sales of $765.4 million and $857.1 million, respectively, and net income of $72.4 million and $89.0 million, respectively. Approximately 24.3% and 1.4% of our increased net sales in 2006 and 2007, respectively, were attributable to our acquisitions since 2005. Key elements of our growth strategy include:

•      Expand Core Products.  We manage our existing and new brands through strong product development initiatives, including introducing new products, modifying existing products and extending existing product lines to maximize their longevity. Our marketing teams and product designers strive to develop new products or product lines to offer added technological, aesthetic and functional improvements to our extensive portfolio. We use multiple methods including real-scan technology, articulated joints and a flexible rubberized coating to enhance the life-like feel of our action toys, and expanded to classic characters and special techniques such as vinyl figures. These innovations appeal to collectors and/or produce higher quality and better likenesses of the representative characters.

•      Enter New Product Categories.  We use our extensive experience in the toy and other consumer product industries to evaluate products and licenses in new product categories and to develop additional product lines. We began marketing licensed classic video games for simple plug-in use with television sets and expanded into several related categories through the licensing of this category from our current licensors, such MTV Networks which owns Nickelodeon.

•      Pursue Strategic Acquisitions.  We intend to supplement our internal growth with selected strategic acquisitions. Most recently, in June 2005, we acquired the assets of Pet Pal Corp. which expanded our offerings and distribution into pet toy, treats and related products, and in February 2006, we acquired the business of Creative Designs International, Ltd., a leading manufacturer of girls’ dress-up and role-play toys.  We will continue focusing our acquisition strategy on businesses or brands that have compatible product lines and offer valuable trademarks or brands.

•      Acquire Additional Character and Product Licenses.  We have acquired the rights to use many familiar corporate, trade and brand names and logos from third parties that we use with our primary trademarks and brands. Currently, among others, we have license agreements with WWE, Nickelodeon, Disney®, and Warner Bros®, as well as with the licensors of the many popular licensed children’s characters previously mentioned, among others. We intend to continue to pursue new licenses from these entertainment and media companies and other licensors. We also intend to continue to purchase additional inventions and product concepts through our existing network of product developers.

•      Expand International Sales.  We believe that foreign markets, especially Europe, Australia, Canada, Latin America and Asia, offer us significant growth opportunities. In 2007, our sales generated outside the United States were approximately $126.1 million, or 14.7% of total net sales. We intend to continue to expand our international sales by capitalizing on our experience and our relationships with foreign distributors and retailers. We expect these initiatives to continue to contribute to our international growth in 2008.

•      Capitalize On Our Operating Efficiencies.  We believe that our current infrastructure and operating model can accommodate significant growth without a proportionate increase in our operating and administrative expenses, thereby increasing our operating margins.

The execution of our growth strategy, however, is subject to several risks and uncertainties and we cannot assure you that we will continue to experience growth in, or maintain our present level of, net sales (see “Risk Factors,” beginning on page 13). For example, our growth strategy will place additional demands on our management, operational capacity and financial resources and systems. The increased demand on management may necessitate our recruitment and retention of additional qualified management personnel. We cannot assure you that we will be able to recruit and retain qualified personnel or expand and manage our operations effectively and profitably. To effectively manage future growth, we must continue to expand our operational, financial and management information systems and to train, motivate and manage our work force. There can be no assurance that our operational, financial and management information systems will be adequate to support our future operations. Failure to expand our operational, financial and management information systems or to train, motivate or manage employees could have a material adverse effect on our business, financial condition and results of operations.

Moreover, implementation of our growth strategy is subject to risks beyond our control, including competition, market acceptance of new products, changes in economic conditions, our ability to obtain or renew licenses on commercially reasonable terms and our ability to finance increased levels of accounts receivable and inventory necessary to support our sales growth, if any.

Furthermore, we cannot assure you that we can identify attractive acquisition candidates or negotiate acceptable acquisition terms, and our failure to do so may adversely affect our results of operations and our ability to sustain growth.

Finally, our acquisition strategy involves a number of risks, each of which could adversely affect our operating results, including difficulties in integrating acquired businesses or product lines, assimilating new facilities and personnel and harmonizing diverse business strategies and methods of operation; diversion of management attention from operation of our existing business; loss of key personnel from acquired companies; and failure of an acquired business to achieve targeted financial results.

World Wrestling Entertainment Video Games

In June 1998, we formed a joint venture with THQ, a developer, publisher and distributor of interactive entertainment software for the leading hardware game platforms in the home video game market. The joint venture entered into a license agreement with the WWE under which it acquired the exclusive worldwide right to publish WWE video games on all hardware platforms. The term of the license agreement expires on December 31, 2009, and the joint venture has a right to renew the license for an additional five years provided that there is an absence of a material breach of the license agreement and that certain royalty minimums are met. Those minimums have been met. We and the joint venture are named as defendants in lawsuits commenced by WWE, pursuant to which WWE is claiming that there have been material breaches with respect to the video game license and is seeking treble, punitive and other damages (including disgorgement of profits) in an undisclosed amount and a declaration that the video game license with the joint venture and an extension of our toy licenses with WWE are void and unenforceable (see “Legal Proceedings”).

The games are designed, developed, manufactured and distributed by or through THQ. THQ arranges for the manufacture of the CD-ROMs and game cartridges used in the various video game platforms under non-exclusive licenses with Sony, Nintendo and Microsoft. No other licenses are required for the manufacture of the personal computer titles.

The joint venture agreement provides for us to have received guaranteed preferred returns through June 30, 2006 at varying rates of the joint venture’s net sales depending on the cumulative unit sales and platform of each particular game. The preferred return was subject to change after June 30, 2006 and was to be set for the distribution period beginning July 1, 2006 and ending December 31, 2009 (the “Next Distribution Period”). The agreement provides that the parties will negotiate in good faith and agree to the preferred return not less than 180 days prior to the start of the Next Distribution Period. It further provides that if the parties are unable to agree on a preferred return, the preferred return will be determined by arbitration. Since the parties have not reached an agreement with respect to the preferred return for the Next Distribution Period, the preferred return for the Next distribution Period is to be determined through arbitration.   The preferred return is accrued in the quarter in which the licensed games are sold and the preferred return is earned.  Based on the same rates as set forth under the original joint venture agreement, an estimated receivable of $35.3 million has been accrued for the eighteen months ended December 31, 2007, pending the resolution of this outstanding issue.

Legal Proceedings

On October 19, 2004, we were named as defendants in a lawsuit commenced by WWE in the U.S. District Court for the Southern District of New York concerning our toy licenses with WWE and the video game license between WWE and the joint venture company operated by THQ and us, encaptioned World Wrestling Entertainment, Inc. v. JAKKS Pacific, Inc., et al., 1:04-CV-08223-KMK (the “WWE Action”). The complaint also named as defendants THQ, the joint venture, certain of our foreign subsidiaries, Jack Friedman (our Chairman and Chief Executive Officer), Stephen Berman (our Executive Vice President and Chief Operating Officer, President and Secretary and a member of our Board of Directors), Joel Bennett (our Chief Financial Officer), Stanley Shenker and Associates, Inc., Bell Licensing, LLC, Stanley Shenker and James Bell.

WWE sought treble, punitive and other damages (including disgorgement of profits) in an undisclosed amount and a declaration that the video game license with the joint venture, which is scheduled to expire in 2009 (subject to joint venture’s right to extend that license for an additional five years), and an amendment to our toy licenses with WWE, which are scheduled to expire in 2009, are void and unenforceable. This action alleged violations by the defendants of the Racketeer Influenced and Corrupt Organization Act (“RICO”) and the anti-bribery provisions of the Robinson-Patman Act, and various claims under state law.

  On February 16, 2005, we filed a motion to dismiss the WWE Action. On March 30, 2005, the day before WWE’s opposition to our motion was due, WWE filed an Amended Complaint seeking, among other things, to add the Chief Executive Officer of THQ as a defendant and to add a claim under the Sherman Act. The Court allowed the filing of the Amended Complaint and ordered a two-stage resolution of the viability of the Complaint, with motions to dismiss the federal jurisdiction claims based on certain threshold issues to proceed and all other matters to be deferred for consideration if the Complaint survived scrutiny with respect to the threshold issues. The Court also stayed discovery pending the determination of the motions to dismiss.

  The motions to dismiss the Amended Complaint based on these threshold issues were fully briefed and argued and, on March 31, 2006, the Court granted the part of our motion seeking dismissal of the Robinson-Patman Act and Sherman Act claims and denied the part of our motion seeking to dismiss the RICO claims on the basis of the threshold issue that was briefed (the “March 31 Order”).

  On April 7, 2006, we sought certification to appeal from the portion of the March 31 Order denying our motion to dismiss the RICO claim on the one ground that was briefed. Shortly thereafter, WWE filed a motion for reargument with respect to the portion of the March 31 Order that dismissed the Sherman Act claim and, alternatively, sought judgment with respect to the Sherman Act claim so that it could pursue an immediate appeal. At a court conference on April 26, 2006 the Court deferred the requests for judgment and for certification and set up briefing schedules with respect to our motion to dismiss the RICO claim on grounds that were not the subject of the first round of briefing, and our motion to dismiss the action based on the release contained in a January 15, 2004 Settlement Agreement and General Release between WWE and the Company (the “Release”). The Court also established a briefing schedule for WWE’s motion for reargument of the dismissal of the Sherman Act claim. These motions were argued and submitted in September 2006. Discovery remained stayed.

On November 30, 2007, the Court indicated that the WWE Action would be dismissed. On December 21, 2007 the Court dismissed the WWE Action with prejudice (the "December 2007 Order") based on (1) the failure to plead RICO injury; (2) the bar of the RICO statute of limitations; (3) the denial of WWE’s motion for reconsideration of the Sherman Act claim; and (4) the lack of subject matter jurisdiction with respect to the pendent state law claims. Thereafter, WWE filed an appeal to the Second Circuit Court of Appeals. We filed a motion for reconsideration of the part of the December 2007 Order that stated that the Release did not bar the WWE Action. That motion has been fully briefed and submitted to the Court. We also filed a cross-appeal based on the Court's earlier order denying our request to dismiss based on the lack of a cognizable enterprise and based on the December 2007 Order's statement with respect to the Release. A scheduling order was issued by the Second Circuit with respect to the Appeal. Thereafter, WWE moved to dismiss our cross-appeal. That motion is in the process of being briefed. We moved for a declaration that the Appeal was stayed by virtue of the motion for reconsideration. That motion is in the process of briefing.

In November 2004, several purported class action lawsuits were filed in the United States District Court for the Southern District of New York: (1) Garcia v. JAKKS Pacific, Inc. et al., Civil Action No. 04-8807 (filed on November 5, 2004), (2) Jonco Investors, LLC v. JAKKS Pacific, Inc. et al., Civil Action No. 04-9021 (filed on November 16, 2004), (3) Kahn v. JAKKS Pacific, Inc. et al., Civil Action No. 04-8910 (filed on November 10, 2004), (4) Quantum Equities L.L.C. v. JAKKS Pacific, Inc. et al., Civil Action No. 04-8877 (filed on November 9, 2004), and (5) Irvine v. JAKKS Pacific, Inc. et al., Civil Action No. 04-9078 (filed on November 16, 2004) (the “Class Actions”). The complaints in the Class Actions alleged that defendants issued positive statements concerning increasing sales of our WWE licensed products which were false and misleading because the WWE licenses had allegedly been obtained through a pattern of commercial bribery, our relationship with the WWE was being negatively impacted by the WWE’s contentions and there was an increased risk that the WWE would either seek modification or nullification of the licensing agreements with us. Plaintiffs also alleged that we misleadingly failed to disclose the alleged fact that the WWE licenses were obtained through an unlawful bribery scheme. The plaintiffs in the Class Actions were described as purchasers of our common stock, who purchased from as early as October 26, 1999 to as late as October 19, 2004. The Class Actions sought compensatory and other damages in an undisclosed amount, alleging violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder by each of the defendants (namely the Company and Messrs. Friedman, Berman and Bennett), and violations of Section 20(a) of the Exchange Act by Messrs. Friedman, Berman and Bennett. On January 25, 2005, the Court consolidated the Class Actions under the caption In re JAKKS Pacific, Inc. Shareholders Class Action Litigation, Civil Action No. 04-8807. On May 11, 2005, the Court appointed co-lead counsels and provided until July 11, 2005 for an amended complaint to be filed; and a briefing schedule thereafter with respect to a motion to dismiss. The motion to dismiss was fully briefed and argument occurred on November 30, 2006. The motion was granted in January 2008 to the extent that the Class Actions were dismissed without prejudice to plaintiffs’ right to seek leave to file an amended complaint based on statements that the WWE licenses were obtained from the WWE as a result of the long-term relationship with WWE. A motion seeking leave to file an amended complaint was filed on February 25, 2008.

We believe that the claims in the WWE Action and the Class Actions are without merit and we intend to defend vigorously against them. However, because these Actions are in their preliminary stages or are on appeal, we cannot assure you as to the outcome of the Actions, nor can we estimate the range of our potential losses.

On December 2, 2004, a shareholder derivative action was filed in the Southern District of New York by Freeport Partner, LLC against us, nominally, and against Messrs. Friedman, Berman and Bennett, Freeport Partners v. Friedman, et al., Civil Action No. 04-9441 (the “Derivative Action”). The Derivative Action seeks to hold the individual defendants liable for damages allegedly caused to us by their actions and in particular to hold them liable on a contribution theory with respect to any liability we incur in connection with the Class Actions. On or about February 10, 2005, a second shareholder derivative action was filed in the Southern District of New York by David Oppenheim against us, nominally, and against Messrs. Friedman, Berman, Bennett, Blatte, Glick, Miller and Skala, Civil Action 05-2046 (the “Second Derivative Action”). The Second Derivative Action seeks to hold the individual defendants liable for damages allegedly caused to us by their actions as a result of alleged breaches of their fiduciary duties. On or about March 16, 2005, a third shareholder derivative action was filed. It is captioned Warr v. Friedman, Berman, Bennett, Blatte, Glick, Miller, Skala, and JAKKS (as a nominal defendant), and it was filed in the Superior Court of California, Los Angeles County (the “Third Derivative Action”). The Third Derivative Action seeks to hold the individual defendants liable for (1) damages allegedly caused to us by their alleged breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment; and (2) restitution to us of profits, benefits and other compensation obtained by them. Stays/and or extensions of time to answer are in place with respect to the derivative actions.

On March 1, 2005, we delivered a Notice of Breach of Settlement Agreement and Demand for Indemnification to WWE (the “Notification”). The Notification asserted that WWE’s filing of the WWE Action violated a Covenant Not to Sue contained in a January 15, 2004 Settlement Agreement and General Release (“General Release”) entered into between WWE and us and, therefore, that we were demanding indemnification, pursuant to the Indemnification provision contained in the General Release, for all losses that the WWE’s actions have caused or will cause to us and our officers, including but not limited to any losses sustained by us in connection with the Class Actions. On March 4, 2005, in a letter from its outside counsel, WWE asserted that the General Release does not cover the claims in the WWE Action.

On March 30, 2006, WWE’s counsel wrote a letter alleging breaches by the joint venture of the video game agreement relating to the manner of distribution and the payment of royalties to WWE with respect to sales of the WWE video games in Japan. WWE has demanded that the alleged breaches be cured within the time periods provided in the video game license, while reserving all of its rights, including its alleged right of termination of the video game license.

On April 28, 2006 the joint venture responded, asserting, among other things, that WWE had acquiesced in the manner of distribution in Japan and the payment of royalties with respect to such sales and, in addition, had separately released the joint venture from any claims with respect to such matter, including the payment of royalties with respect to such sales, and that there is therefore no basis for an allegation of a breach of the license agreement. While the joint venture does not believe that WWE has a valid claim, it tendered a protective “cure” of the alleged breaches with a full reservation of rights. WWE “rejected” that cure and reserved its rights.

On October 12, 2006, WWE commenced a lawsuit in Connecticut state court against THQ and THQ/JAKKS Pacific LLC (the “LLC”), involving a claim set forth above concerning allegedly improper sales of WWE video games in Japan and other countries in Asia (the “Connecticut Action”). The lawsuit seeks, among other things, a declaration that WWE is entitled to terminate the video game license and monetary damages and raised Connecticut Unfair Trade Practices Act (“CUTPA”) and contract claims against THQ and the LLC. A motion to strike the CUTPA claim was denied in May 2007.

In March 2007, WWE filed a motion seeking leave to amend its complaint in the Connecticut Action to add the principal part of the state law claims present in the WWE Action to the Connecticut Action. That motion further sought, inter alia, to add our Company and Messrs. Friedman, Berman and Bennett (the “Individual Defendants”) as defendants in the Connecticut Action. The motion was argued on May 8, 2007 and was granted from the bench, subject to a decision that the schedule was suspended and no discovery matters would be addressed until pleading motions were resolved. In June 2007, our Company and the Individual Defendants moved for a stay of the Connecticut Action, inter alia , based on the pendency of the WWE Action. On July 30, 2007, in light of the pending motion to dismiss in the WWE Action, the Court ordered a 120-day stay of the Connecticut Action (the "Stay"). In November 2007 we moved for a continuation of the Stay. WWE served discovery and sought leave to file an amended complaint alleging the state law claims from the WWE Action. Thereafter we moved for a conference and a stay of discovery. A conference was held on January 14, 2008 at which WWE was allowed to amend its complaint to assert the state law claims set forth in the WWE Action and a briefing schedule was established with respect to a combined motion to strike and a motion for summary judgment (the "Dispositive Motion"). The Court subsequently denied the motion for a protective order except to the extent that we are to submit a response to the discovery requests at the end of March 2008. Also, the Court granted permission for WWE to submit a proposed case management order. WWE did so in February 2008 and it provided for a trial on or after October 2009. On February 22, 2008, we submitted a response in which we requested that no case management order be adopted prior to the determination of the Dispositive Motion because it would moot such a case management order but that if a case management order is to be adopted it should provide for a trial, if the matter is not fully dismissed, not before June 2010.

  We believe that the claims in the Connecticut Action are without merit and we intend to defend vigorously against them. However, because this action is in its preliminary stage, we cannot assure you as to the outcome of the action, nor can we estimate the range of our potential losses. THQ and the LLC have stated that they believe the claims in the Connecticut Action prior to the additional claims in the amended complaint are without merit and intend to defend themselves vigorously. However, because this action is in its preliminary stage, we cannot assure you as to the outcome, nor can we estimate the range of our potential losses, if any.

  Our agreement with THQ provides for payment of a preferred return to us in connection with our joint venture. The preferred return is subject to change after June 30, 2006 and is to be set for the distribution period beginning July 1, 2006 and ending December 31, 2009 (the “Next Distribution Period”). The agreement provides that the parties will negotiate in good faith and agree to the preferred return not less than 180 days prior to the start of the Next Distribution Period. It further provides that if the parties are unable to agree on a preferred return, the preferred return will be determined by arbitration. The parties have not reached an agreement with respect to the preferred return for the Next Distribution Period and the preferred return is to be determined through arbitration. On April 30, 2007, THQ filed an action in the Superior Court, Los Angeles County, to compel arbitration and to appoint an arbitrator pursuant to the relevant provisions of the agreement. An order was issued that identified five potential arbitrators. The parties did not agree on an arbitrator. JAKKS served notices of disqualification on four of the potential arbitrators; THQ objected; the Court struck the disqualification notices and appointed an arbitrator, who was then stricken by JAKKS. JAKKS appealed the Court’s order with respect to the disclosure and disqualification process and the appellate court took the appeal and stayed the proceedings. The Court rendered a decision on the matter on February 28, 2008 which decision affirmed the lower court's decision ruling that disclosure was not required until after the arbitrator was nominated to serve by the Court.

  We are a party to, and certain of our property is the subject of, various other pending claims and legal proceedings that routinely arise in the ordinary course of our business, but we do not believe that any of these claims or proceedings will have a material effect on our business, financial condition or results of operations.

RISK FACTORS

From time to time we publish forward-looking statements. We note that a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed or anticipated in our forward-looking statements. The factors listed below are illustrative of the risks and uncertainties that may arise and that may be detailed from time to time in our public announcements and our filings with the Securities and Exchange Commission, such as on Forms 8-K, 10-Q and 10-K. We undertake no obligation to make any revisions to the forward-looking statements contained in this prospectus to reflect events or circumstances occurring after the date of the filing of this prospectus.

The outcome of litigation in which we have been named as a defendant is unpredictable and a materially adverse decision in any such matter could have a material adverse affect on our financial position and results of operations.

We are defendants in litigation matters, as described under “Legal Proceedings” above and in our periodic reports filed pursuant to the Securities Exchange Act of 1934, including the lawsuit commenced by WWE and the purported securities class action and derivative action claims stemming from the WWE lawsuit (see “Legal Proceedings”). These claims may divert financial and management resources that would otherwise be used to benefit our operations. Although we believe that we have meritorious defenses to the claims made in each and all of the litigation matters to which we have been named a party, and intend to contest each lawsuit vigorously, no assurances can be given that the results of these matters will be favorable to us. A materially adverse resolution of any of these lawsuits could have a material adverse effect on our financial position and results of operations.

Our inability to redesign, restyle and extend our existing core products and product lines as consumer preferences evolve, and to develop, introduce and gain customer acceptance of new products and product lines, may materially and adversely impact our business, financial condition and results of operations.

Our business and operating results depend largely upon the appeal of our products. Our continued success in the toy industry will depend on our ability to redesign, restyle and extend our existing core products and product lines as consumer preferences evolve, and to develop, introduce and gain customer acceptance of new products and product lines. Several trends in recent years have presented challenges for the toy industry, including:

•	The phenomenon of children outgrowing toys at younger ages, particularly in favor of interactive and high technology products;

•	Increasing use of technology;

•	Shorter life cycles for individual products; and

•	Higher consumer expectations for product quality, functionality and value.

We cannot assure you that:

•	our current products will continue to be popular with consumers;

•	the product lines or products that we introduce will achieve any significant degree of market acceptance; or

•	the life cycles of our products will be sufficient to permit us to recover licensing, design, manufacturing, marketing and other costs associated with those products.

Our failure to achieve any or all of the foregoing benchmarks may cause the infrastructure of our operations to fail, thereby adversely affecting our business, financial condition and results of operations.

The failure of our character-related and theme-related products to become and/or remain popular with children may materially and adversely impact our business, financial condition and results of operations.

The success of many of our character-related and theme-related products depends on the popularity of characters in movies, television programs, live wrestling exhibitions, auto racing events and other media. We cannot assure you that:

•	media associated with our character-related and theme-related product lines will be released at the times we expect or will be successful;

•	the success of media associated with our existing character-related and theme-related product lines will result in substantial promotional value to our products;

•	we will be successful in renewing licenses upon expiration on terms that are favorable to us; or

•	we will be successful in obtaining licenses to produce new character-related and theme-related products in the future.

Our failure to achieve any or all of the foregoing benchmarks may cause the infrastructure of our operations to fail, thereby adversely affecting our business, financial condition and results of operations.

There are risks associated with our license agreements.

•	Our current licenses require us to pay minimum royalties

Sales of products under trademarks or trade or brand names licensed from others account for substantially all of our net sales. Product licenses allow us to capitalize on characters, designs, concepts and inventions owned by others or developed by toy inventors and designers. Our license agreements generally require us to make specified minimum royalty payments, even if we fail to sell a sufficient number of units to cover these amounts. In addition, under certain of our license agreements, if we fail to achieve certain prescribed sales targets, we may be unable to retain or renew these licenses.

•	Some of our licenses are restricted as to use

Under the majority of our license agreements the licensors have the right to review and approve our use of their licensed products, designs or materials before we may make any sales. If a licensor refuses to permit our use of any licensed property in the way we propose, or if their review process is delayed, our development or sale of new products could be impeded.

•	New licenses are difficult and expensive to obtain

Our continued success will depend substantially on our ability to obtain additional licenses. Intensive competition exists for desirable licenses in our industry. We cannot assure you that we will be able to secure or renew significant licenses on terms acceptable to us. In addition, as we add licenses, the need to fund additional royalty advances and guaranteed minimum royalty payments may strain our cash resources.

•	A limited number of licensors account for a large portion of our net sales

We derive a significant portion of our net sales from a limited number of licensors. If one or more of these licensors were to terminate or fail to renew our license or not grant us new licenses, our business, financial condition and results of operations could be adversely affected.

The toy industry is highly competitive and our inability to compete effectively may materially and adversely impact our business, financial condition and results of operations.

The toy industry is highly competitive. Globally, certain of our competitors have financial and strategic advantages over us, including:

•	greater financial resources;

•	larger sales, marketing and product development departments;

•	stronger name recognition;

•	longer operating histories; and

•	greater economies of scale.

In addition, the toy industry has no significant barriers to entry. Competition is based primarily on the ability to design and develop new toys, to procure licenses for popular characters and trademarks and to successfully market products. Many of our competitors offer similar products or alternatives to our products. Our competitors have obtained and are likely to continue to obtain licenses that overlap our licenses with respect to products, geographic areas and markets. We cannot assure you that we will be able to obtain adequate shelf space in retail stores to support our existing products or to expand our products and product lines or that we will be able to continue to compete effectively against current and future competitors.

An adverse outcome in the litigation commenced against us and against our video game joint venture with THQ by WWE, or a decline in the popularity of WWE, could adversely impact our interest in that joint venture.

The joint venture with THQ depends entirely on a single license, which gives the venture exclusive worldwide rights to produce and market video games based on World Wrestling Entertainment characters and themes. An adverse outcome against us, THQ or the joint venture in the lawsuit commenced by WWE, or an adverse outcome against THQ or the joint venture in the lawsuit commenced by WWE against THQ and the joint venture (see the first Risk Factor, above, and “Legal Proceedings”), would adversely impact our rights under the joint venture’s single license, which would adversely affect the joint venture’s and our business, financial condition and results of operation.

Furthermore, the popularity of professional wrestling, in general, and World Wrestling Entertainment, in particular, is subject to changing consumer tastes and demands. The relative popularity of professional wrestling has fluctuated significantly in recent years. A decline in the popularity of World Wrestling Entertainment could adversely affect the joint venture’s and our business, financial condition and results of operations.

The termination of THQ’s manufacturing licenses and the inability of the joint venture to otherwise obtain these licenses from other manufacturers would materially adversely affect the joint venture’s and our business, financial condition and results of operations.

The joint venture relies on hardware manufacturers and THQ’s non-exclusive licenses with them for the right to publish titles for their platforms and for the manufacture of the joint venture’s titles. If THQ’s manufacturing licenses were to terminate and the joint venture could not otherwise obtain these licenses from other manufacturers, the joint venture would be unable to publish additional titles for these manufacturers’ platforms, which would materially adversely affect the joint venture’s and our business, financial condition and results of operations.

The failure of the joint venture or THQ to perform as anticipated could have a material adverse affect on our financial position and results of operations.

The joint venture’s failure to timely develop titles for new platforms that achieve significant market acceptance, to maintain net sales that are commensurate with product development costs or to maintain compatibility between its personal computer CD-ROM titles and the related hardware and operating systems would adversely affect the joint venture’s and our business, financial condition and results of operations.

Furthermore, THQ controls day-to-day operations of the joint venture and all of its product development and production operations. Accordingly, the joint venture relies exclusively on THQ to manage these operations effectively. THQ’s failure to effectively manage the joint venture would have a material adverse effect on the joint venture’s and our business and results of operations. We are also dependent upon THQ’s ability to manage cash flows of the joint venture. If THQ is required to retain cash for operations, or because of statutory or contractual restrictions, we may not receive cash payments for our share of profits, on a timely basis, or at all.

The amount of preferred return that we now receive from the joint venture is subject to change, which could adversely affect our results of operations.

The joint venture agreement provides for us to have received guaranteed preferred returns through June 30, 2006 at varying rates of the joint venture’s net sales depending on the cumulative unit sales and platform of each particular game. The preferred return was subject to change after June 30, 2006 and was to be set for the distribution period beginning July 1, 2006 and ending December 31, 2009 (the “Next Distribution Period”). The agreement provides that the parties will negotiate in good faith and agree to the preferred return not less than 180 days prior to the start of the Next Distribution Period. It further provides that if the parties are unable to agree on a preferred return, the preferred return will be determined by arbitration. Since the parties have not reached an agreement with respect to the preferred return for the Next Distribution Period, the preferred return for the Next Distribution Period is to be determined through arbitration.  The preferred return is accrued in the quarter in which the licensed games are sold and the preferred return is earned.  Based on the same rates as set forth under the original joint venture agreement, an estimated receivable of $35.3 million has been accrued for the eighteen months ending December 31, 2007, pending the resolution of this outstanding issue.

Any adverse change to the preferred return for the Next Distribution Period as well as the ongoing performance of the joint venture may result in our experiencing reduced net income, which would adversely affect our results of operations.

We may not be able to sustain or manage our rapid growth, which may prevent us from continuing to increase our net revenues.

We have experienced rapid growth in our product lines resulting in higher net sales over the last six years, which was achieved through acquisitions of businesses, products and licenses. For example, revenues associated with companies we acquired since 2005 were approximately $185.6 million and $11.8 million, in 2006 and 2007, respectively, representing 24.3% and 1.4% of our total revenues for those periods. As a result, comparing our period-to-period operating results may not be meaningful and results of operations from prior periods may not be indicative of future results. We cannot assure you that we will continue to experience growth in, or maintain our present level of, net sales.

Our growth strategy calls for us to continuously develop and diversify our toy business by acquiring other companies, entering into additional license agreements, refining our product lines and expanding into international markets, which will place additional demands on our management, operational capacity and financial resources and systems. The increased demand on management may necessitate our recruitment and retention of qualified management personnel. We cannot assure you that we will be able to recruit and retain qualified personnel or expand and manage our operations effectively and profitably. To effectively manage future growth, we must continue to expand our operational, financial and management information systems and to train, motivate and manage our work force. There can be no assurance that our operational, financial and management information systems will be adequate to support our future operations. Failure to expand our operational, financial and management information systems or to train, motivate or manage employees could have a material adverse effect on our business, financial condition and results of operations.

In addition, implementation of our growth strategy is subject to risks beyond our control, including competition, market acceptance of new products, changes in economic conditions, our ability to obtain or renew licenses on commercially reasonable terms and our ability to finance increased levels of accounts receivable and inventory necessary to support our sales growth, if any. Accordingly, we cannot assure you that our growth strategy will continue to be implemented successfully.

If we are unable to acquire and integrate companies and new product lines successfully, we will be unable to implement a significant component of our growth strategy.

Our growth strategy depends in part upon our ability to acquire companies and new product lines. Revenues associated with our acquisitions since 2005 represented approximately 24.3% and 1.4% of our total revenues in 2006 and 2007, respectively. Future acquisitions will succeed only if we can effectively assess characteristics of potential target companies and product lines, such as:

•	attractiveness of products;

•	suitability of distribution channels;

•	management ability;

•	financial condition and results of operations; and

•	the degree to which acquired operations can be integrated with our operations.

We cannot assure you that we can identify attractive acquisition candidates or negotiate acceptable acquisition terms, and our failure to do so may adversely affect our results of operations and our ability to sustain growth. Our acquisition strategy involves a number of risks, each of which could adversely affect our operating results, including:

•	difficulties in integrating acquired businesses or product lines, assimilating new facilities and personnel and harmonizing diverse business strategies and methods of operation;

•	diversion of management attention from operation of our existing business;

•	loss of key personnel from acquired companies; and

•	failure of an acquired business to achieve targeted financial results.

A limited number of customers account for a large portion of our net sales, so that if one or more of our major customers were to experience difficulties in fulfilling their obligations to us, cease doing business with us, significantly reduce the amount of their purchases from us or return substantial amounts of our products, it could have a material adverse effect on our business, financial condition and results of operations.

Our three largest customers accounted for 47.9% of our net sales in 2007. Except for outstanding purchase orders for specific products, we do not have written contracts with or commitments from any of our customers. A substantial reduction in or termination of orders from any of our largest customers could adversely affect our business, financial condition and results of operations. In addition, pressure by large customers seeking price reductions, financial incentives, changes in other terms of sale or for us to bear the risks and the cost of carrying inventory also could adversely affect our business, financial condition and results of operations. If one or more of our major customers were to experience difficulties in fulfilling their obligations to us, cease doing business with us, significantly reduce the amount of their purchases from us or return substantial amounts of our products, it could have a material adverse effect on our business, financial condition and results of operations. In addition, the bankruptcy or other lack of success of one or more of our significant retailers could negatively impact our revenues and bad debt expense.

We depend on our key personnel and any loss or interruption of either of their services could adversely affect our business, financial condition and results of operations.

Our success is largely dependent upon the experience and continued services of Jack Friedman, our Chairman and Chief Executive Officer, and Stephen G. Berman, our President and Chief Operating Officer. We cannot assure you that we would be able to find an appropriate replacement for Mr. Friedman or Mr. Berman if the need should arise, and any loss or interruption of Mr. Friedman’s or Mr. Berman’s services could adversely affect our business, financial condition and results of operations.

We depend on third-party manufacturers, and if our relationship with any of them is harmed or if they independently encounter difficulties in their manufacturing processes, we could experience product defects, production delays, cost overruns or the inability to fulfill orders on a timely basis, any of which could adversely affect our business, financial condition and results of operations.

We depend on many third-party manufacturers who develop, provide and use the tools, dies and molds that we own to manufacture our products. However, we have limited control over the manufacturing processes themselves. As a result, any difficulties encountered by the third-party manufacturers that result in product defects, production delays, cost overruns or the inability to fulfill orders on a timely basis could adversely affect our business, financial condition and results of operations.

We do not have long-term contracts with our third-party manufacturers. Although we believe we could secure other third-party manufacturers to produce our products, our operations would be adversely affected if we lost our relationship with any of our current suppliers or if our current suppliers’ operations or sea or air transportation with our overseas manufacturers were disrupted or terminated even for a relatively short period of time. Our tools, dies and molds are located at the facilities of our third-party manufacturers.

Although we do not purchase the raw materials used to manufacture our products, we are potentially subject to variations in the prices we pay our third-party manufacturers for products, depending on what they pay for their raw materials.

We have substantial sales and manufacturing operations outside of the United States subjecting us to risks common to international operations.

We sell products and operate facilities in numerous countries outside the United States. For the year ended December 31, 2007 sales to our international customers comprised approximately 14.7% of our net sales. We expect our sales to international customers to account for a greater portion of our revenues in future fiscal periods. Additionally, we utilize third-party manufacturers located principally in China which are subject to the risks normally associated with international operations, including:

•	currency conversion risks and currency fluctuations;

•	limitations, including taxes, on the repatriation of earnings;

•	political instability, civil unrest and economic instability;
-
•	greater difficulty enforcing intellectual property rights and weaker laws protecting such rights;

•	complications in complying with laws in varying jurisdictions and changes in governmental policies;

•	greater difficulty and expenses associated with recovering from natural disasters;

•	transportation delays and interruptions;

•	the potential imposition of tariffs; and

•	the pricing of intercompany transactions may be challenged by taxing authorities in both Hong Kong and the United States, with potential increases in income taxes.

Our reliance on external sources of manufacturing can be shifted, over a period of time, to alternative sources of supply, should such changes be necessary. However, if we were prevented from obtaining products or components for a material portion of our product line due to medical, political, labor or other factors beyond our control, our operations would be disrupted while alternative sources of products were secured. Also, the imposition of trade sanctions by the United States against a class of products imported by us from, or the loss of “normal trade relations” status by China, could significantly increase our cost of products imported from that nation. Because of the importance of our international sales and international sourcing of manufacturing to our business, our financial condition and results of operations could be significantly and adversely affected if any of the risks described above were to occur.

Our business is subject to extensive government regulation and any violation by us of such regulations could result in product liability claims, loss of sales, diversion of resources, damage to our reputation, increased warranty costs or removal of our products from the market, and we cannot assure you that our product liability insurance for the foregoing will be sufficient.

Our business is subject to various laws, including the Federal Hazardous Substances Act, the Consumer Product Safety Act, the Flammable Fabrics Act and the rules and regulations promulgated under these acts. These statutes are administered by the CPSC, which has the authority to remove from the market products that are found to be defective and present a substantial hazard or risk of serious injury or death. The CPSC can require a manufacturer to recall, repair or replace these products under certain circumstances. We cannot assure you that defects in our products will not be alleged or found. Any such allegations or findings could result in:

•	product liability claims;

•	loss of sales;

•	diversion of resources;

•	damage to our reputation;

•	increased warranty costs; and

•	removal of our products from the market.

Any of these results may adversely affect our business, financial condition and results of operations. There can be no assurance that our product liability insurance will be sufficient to avoid or limit our loss in the event of an adverse outcome of any product liability claim.

We depend on our proprietary rights and our inability to safeguard and maintain the same, or claims of third parties that we have violated their intellectual property rights, could have a material adverse effect on our business, financial condition and results of operations.

We rely on trademark, copyright and trade secret protection, nondisclosure agreements and licensing arrangements to establish, protect and enforce our proprietary rights in our products. The laws of certain foreign countries may not protect intellectual property rights to the same extent or in the same manner as the laws of the United States. We cannot assure you that we or our licensors will be able to successfully safeguard and maintain our proprietary rights. Further, certain parties have commenced legal proceedings or made claims against us based on our alleged patent infringement, misappropriation of trade secrets or other violations of their intellectual property rights. We cannot assure you that other parties will not assert intellectual property claims against us in the future. These claims could divert our attention from operating our business or result in unanticipated legal and other costs, which could adversely affect our business, financial condition and results of operations.

Market conditions and other third-party conduct could negatively impact our margins and implementation of other business initiatives.

Economic conditions, such as rising fuel prices and decreased consumer confidence, may adversely impact our margins. In addition, general economic conditions were significantly and negatively affected by the September 11th terrorist attacks and could be similarly affected by any future attacks. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could adversely affect our sales and profitability. Other conditions, such as the unavailability of electronics components, may impede our ability to manufacture, source and ship new and continuing products on a timely basis. Significant and sustained increases in the price of oil could adversely impact the cost of the raw materials used in the manufacture of our products, such as plastic.

We may not have the funds necessary to purchase our outstanding convertible senior notes upon a fundamental change or other purchase date, as required by the indenture governing the notes.

On June 15, 2010, June 15, 2013 and June 15, 2018, holders of our convertible senior notes may require us to purchase their notes, which repurchase may be made for cash. In addition, holders may also require us to purchase their notes for cash upon the occurrence of certain fundamental changes in our board composition or ownership structure, if we liquidate or dissolve under certain circumstances or if our common stock ceases being quoted on an established over-the-counter trading market in the United States. If we do not have, or have access to, sufficient funds to repurchase the notes, then we could be forced into bankruptcy. In fact, we expect that we would require third-party financing, but we cannot assure you that we would be able to obtain that financing on favorable terms or at all.

We have a material amount of goodwill which, if it becomes impaired, would result in a reduction in our net income.

Goodwill is the amount by which the cost of an acquisition accounted for using the purchase method exceeds the fair value of the net assets we acquire. Current accounting standards require that goodwill no longer be amortized but instead be periodically evaluated for impairment based on the fair value of the reporting unit. As of December 31, 2007, we have not had any impairment of Goodwill, which is reviewed on a quarterly basis and formally evaluated on an annual basis.

At December 31, 2007, approximately $353.3 million, or 36.0%, of our total assets represented goodwill. Declines in our profitability may impact the fair value of our reporting units, which could result in a write-down of our goodwill. Reductions in our net income caused by the write-down of goodwill would adversely affect our results of operations.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale by the selling security holders of any of the shares of common stock offered for resale through this prospectus, although we will receive the proceeds from any cash exercise of a stock option that precedes a sale of the underlying stock. All proceeds from the resale of the shares of our common stock offered for resale through this prospectus will be for the account of the selling security holders.

SELLING SECURITY HOLDERS

      The following table sets forth certain information regarding the beneficial ownership of shares of our common stock by the named selling security holders as of March 3, 2008, and the number of common shares covered by this prospectus. The following table assumes that the selling security holders will sell all of the shares offered by them in this offering. However, we are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur. Except as noted below, the shares offered for sale constitute all of the common shares known to us to be beneficially owned by the respective selling security holders. Except as set forth in the table below, to our knowledge, following the offering and sale of the shares, none of the selling security holders will beneficially own more than one percent of the issued and outstanding shares of our common stock. This prospectus may be amended or supplemented from time to time to amend or supplement the information set forth in the table below.

      We may require the selling security holders to suspend the sales of the securities offered by this prospectus upon the occurrence of any event that makes any statement in this prospectus or the related registration statement untrue in any material respect or that requires the changing of statements in these documents in order to make statements in those documents not misleading.

Other than the relationships described below, none of the selling security holders has, nor have they within the past three years had, any material relationship with us. To our knowledge, none of the selling security holders is a broker-dealer or an affiliate of a broker-dealer.

The applicable percentages of ownership of shares of common stock shown in the table below are based on an aggregate of 28,627,855 common shares issued and outstanding on February 29, 2008. The number of shares shown in the table as beneficially owned is determined under rules promulgated by the SEC. Unless otherwise noted, the address of the selling security holders is c/o JAKKS Pacific, 22619 Pacific Coast Highway, Malibu, CA 90265.

	Number of			Number of
	Shares Beneficially Owned		Number of Shares	Shares Beneficially Owned
Selling Security Holders	Prior to the Offering(1)		Offered Hereby(2)	After Offering(1)(3)

Jack Friedman	614,101	(4)	610,915	3,186
Stephen G. Berman	290,567	(5)	290,567	0
Joel M. Bennett	51,366	(6)	51,366	0
Dan Almagor	47,222	(7)	47,222	0
David C. Blatte	95,768	(8)	95,768	0
Robert E. Glick	117,289	(9)	117,289	0
Michael G. Miller	107,914	(10)	107,914	0
Murray L. Skala	116,042	(11)	116,042	0

(1)
Includes all shares beneficially owned, whether directly or indirectly, individually or together with associates, jointly or as community property with a spouse and shares to which each individual has the right to acquire beneficial ownership within 60 days of February 29, 2008. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of such shares.

(2)
Represents the maximum number of shares issued under the Plan that could be sold under this prospectus if the holder exercised all of his options when vested and sold the underlying shares. This number does not constitute a commitment to sell any or all of the shares.

(3)
The Number of Shares Beneficially Owned After the Offering is based on the assumption that all stock options for shares being offered have been exercised for cash and the shares have been sold. The Percentage of Shares Beneficially Owned After the Offering is based upon 28,627,855 shares of our common stock outstanding as of February 29, 2008, plus shares of common stock as to which that particular holder has the right to acquire beneficial ownership within 60 days of February 29, 2008.

(4)
Mr. Friedman is our Chairman and Chief Executive Officer. Includes 120,000 shares of common stock issued on January 1, 2008 pursuant to the terms of Mr. Friedman’s January 1, 2003 Employment Agreement, which shares are further subject to the terms of our January 1, 2008 Restricted Stock Award Agreement with Mr. Friedman (the “Friedman Agreement”). The Friedman Agreement provides that Mr. Friedman will forfeit his rights to all 120,000 shares unless certain conditions precedent are met prior to January 1, 2009, including the condition that our Pre-Tax Income (as defined in the Friedman Agreement) for 2008 exceeds $2,000,000, whereupon the forfeited shares will become authorized but unissued shares of our common stock. The Friedman Agreement, as modified by a subsequent agreement with our Board of Directors as a condition to receiving the 20,567 restricted share grant described below, further prohibits Mr. Friedman from selling, assigning, transferring, pledging or otherwise encumbering (a) 50,000 of the 120,000 shares prior to January 1, 2009 and 10,000 until January 1, 2011, (b) of the remaining 60,000 shares, 50,000 shares prior to January 1, 2010; provided, however, that if our Pre-Tax Income for 2008 exceeds $2,000,000 and our Adjusted EPS Growth (as defined in the Friedman Agreement) for 2008 increases by certain percentages as set forth in the Friedman Agreement, the vesting of some or all of the 50,000 shares that would otherwise vest on January 1, 2010 will be accelerated to the date the Adjusted EPS Growth is determined and (c) the remaining 10,000 shares until two years after the vesting date of all of the 50,000 shares described in (b).  Mr. Friedman is prohibited from selling, assigning, transferring, pledging or otherwise encumbering 15,000 shares issued him on January 1, 2007 until January 1, 2009. Also includes 20,567 shares granted on February 14, 2008, which are subject to a three-year restriction on sale, and 175,000 shares subject to restriction on sale until June 11, 2009 of which shares not more than 87,500 shares may be sold prior to June 11, 2010.

(5)
Mr. Berman is our President, Chief Operating Officer, Secretary and a Director. Includes 120,000 shares of common stock issued on January 1, 2008 pursuant to the terms of Mr. Berman’s January 1, 2003 Employment Agreement, which shares are further subject to the terms of our January 1, 2008 Restricted Stock Award Agreement with Mr. Berman (the “Berman Agreement”). The Berman Agreement provides that Mr. Berman will forfeit his rights to all 120,000 shares unless certain conditions precedent are met prior to January 1, 2009, including the condition that our Pre-Tax Income (as defined in the Berman Agreement) for 2008 exceeds $2,000,000, whereupon the forfeited shares will become authorized but unissued shares of our common stock. The Berman Agreement, as modified by a subsequent agreement with our Board of Directors as a condition to receiving the 20,567 restricted share grant described below, further prohibits Mr. Berman from selling, assigning, transferring, pledging or otherwise encumbering (a) 50,000 of the 120,000 shares prior to January 1, 2009 and 10,000 until January 1, 2011, (b) of the remaining 60,000 shares, 50,000 shares prior to January 1, 2010; provided, however, that if our Pre-Tax Income for 2008 exceeds $2,000,000 and our Adjusted EPS Growth (as defined in the Berman Agreement) for 2008 increases by certain percentages as set forth in the Berman Agreement, the vesting of some or all of the 50,000 shares that would otherwise vest on January 1, 2010 will be accelerated to the date the Adjusted EPS Growth is determined and (c) the remaining 10,000 shares until two years after the vesting date of all of the 50,000 shares described in (b).   Mr. Berman is prohibited from selling, assigning, transferring, pledging or otherwise encumbering 15,000 shares issued him on January 1, 2007 until January 1, 2009. Also includes 20,567 shares granted on February 14, 2008, which are subject to a three-year restriction on sale, and 175,000 shares subject to restriction on sale until June 11, 2009 of which shares not more than 87,500 shares may be sold prior to June 11, 2010.

(6)
Mr. Bennett is our Executive Vice President and Chief Financial Officer. Includes 10,000 shares of restricted common stock granted by our Board of Directors to Mr. Bennett upon the execution of his new employment agreement (see “Executive Compensation- Employment Agreements”), which restricted shares vest in equal annual installments of 5,000 shares each on December 31, 2008 and 2009. Also includes 3,593 restricted shares on February 29, 2008 and which vest 50% on March 1, 2009 and the balance on March 1, 2010.

(7)
Mr. Almagor is one of our Directors. Includes 29,644 shares, which Mr. Almagor may purchase upon the exercise of certain stock options, and 17,578 shares of common stock issued pursuant to our 2002 Stock Award and Incentive Plan, pursuant to which 5,068 shares may not be sold, mortgaged, transferred or otherwise encumbered prior to January 1, 2009.

(8)
Mr. Blatte is one of our Directors. Includes 82,500 shares, which Mr. Blatte may purchase upon the exercise of certain stock options, and 13,268 shares of common stock issued pursuant to our 2002 Stock Award and Incentive Plan, pursuant to which 5,068 of such shares may not be sold, mortgaged, transferred or otherwise encumbered prior to January 1, 2009.

(9)
Mr. Glick is one of our Directors. Includes 99,021 shares, which Mr. Glick may purchase upon the exercise of certain stock options, and 18,268 shares of Common Stock issued pursuant to our 2002 Stock Award and Incentive Plan, pursuant to which 5,068 of such shares may not be sold, mortgaged, transferred or otherwise encumbered prior to January 1, 2009.

(10)
Mr. Miller is one of our Directors. Includes 89,646 shares, which Mr. Miller may purchase upon the exercise of certain stock options, and 18,268 shares of Common Stock issued pursuant to our 2002 Stock Award and Incentive Plan, pursuant to which 5,068 of such shares may not be sold, mortgaged, transferred or otherwise encumbered prior to January 1, 2009.

(11)
Mr. Skala is one of our Directors. Includes 97,771 shares, which Mr. Skala may purchase upon the exercise of certain stock options, and 18,268 shares of common stock issued pursuant to our 2002 Stock Award and Incentive Plan, pursuant to which 5,068 of such shares may not be sold, mortgaged, transferred or otherwise encumbered prior to January 1, 2009.

PLAN OF DISTRIBUTION

The selling security holders, and any of their transferees, pledgees, donees, assignees or other successors-in-interest (including successors by gift, partnership distribution or other non-sale-related transfer effected after the date of this prospectus), may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility (including over-the-counter markets or inter-dealer quotation systems) or otherwise on (or through) which the shares are traded or in private transactions. These sales may be at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices or in transactions involving crosses or block transactions. The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales;
•	through the writing of options, whether the options are listed on an options exchange or otherwise;
•	broker-dealers may agree with the selling security holder to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 or Rule 144A under the Securities Act, if available, rather than under this prospectus. The selling security holders are not obligated to, and there is no assurance that the selling security holders will, sell all or any of the shares we are registering. The selling security holders may transfer, devise or gift such shares by other means not described in this prospectus.

The selling security holders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling security holders may also loan or pledge the shares to broker-dealers or others who may in turn sell the shares.

Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling security holders. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling security holders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by it and, if it defaults in the performance of any of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus as it may be supplemented from time to time, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

Other than as described below, to our knowledge, the selling security holders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by them. If we are notified by any of the selling security holders that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling security holders use this prospectus for any sale of the shares of common stock, it will be subject to the prospectus delivery requirements of the Securities Act, unless an exemption therefrom is available. Messrs. Glick, Berman and Skala have each entered into a “Rule 10b5-1 Selling Plan” pursuant to which they plan to sell shares and/or exercise stock options and sell the underlying shares. Mr. Glick’s plan is with Citigroup Global Markets Inc. acting through its Smith Barney division and covers the sale of 66,000 shares between March 6, 2008 and September 16, 2008. Mr. Skala’s plan is with Charles Schwab & Co., Inc. and covers 60,271 shares to be sold between March 6, 2008 and August 23, 2008. Mr. Berman’s plan is with Wells Fargo Investments, LLC and covers 90,000 shares to be sold during the second quarter of 2008.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling security holders and any underwriters, broker-dealers or agents that participate in the sale of the common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act.

Selling security holders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to statutory liabilities, including, but not limited to, liability under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling security holder. Each selling security holder has agreed not to trade securities from the time the selling security holder receives notice from us of this type of event until the selling security holder receives a prospectus supplement or amendment.

LEGAL MATTERS

The legality of the common stock being offered hereby will be passed upon for us by Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP, New York, New York. Murray L. Skala, a partner of that firm, is one of our directors, an owner of 18,268 shares of our common stock and a holder of options to purchase 97,771 shares of our common stock.

EXPERTS

The financial statements and schedule as of December 31, 2007 and 2006 and for the years then ended and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 incorporated by reference in this Registration Statement have been so incorporated in reliance on the reports of BDO Seidman, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

Our consolidated financial statements as of December 31, 2005 and for the year then ended, incorporated by reference in this prospectus, have been audited by PKF, Certified Public Accountants, A Professional Corporation, Los Angeles, California, independent auditors, as stated in their report incorporated by reference herein.

INCORPORATION OF DOCUMENTS BY REFERENCE

This prospectus “incorporates by reference” certain of the reports and other information that we have filed with the SEC under the Exchange Act. This means that we are disclosing important information to you by referring you to those documents. Information filed with the SEC after the date of this prospectus will update and supersede this information. The following documents filed with the SEC are incorporated by reference:

     We incorporate by reference the following documents:
•	our Annual Report on Form 10-K for the year ended December 31, 2007, as filed on February 29, 2008;

•
the description of our common stock contained in our Registration Statement on Form 8-A (File No. 0-28104), filed March 29, 1996, and as incorporated therein by reference to our Registration Statement on Form SB-2 (Reg. No. 333-2048-LA);

•
all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of shares hereunder; and

•
all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, other than any information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, after the date of the initial registration statement and prior to the effectiveness of the registration statement of which this prospectus forms a part shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date they are filed.

Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in those documents modifies or supersedes that statement. Any statements so modified or superseded will not be deemed to constitute a part of this prospectus except as so modified or superseded. In addition, any supplement prepared in relation to this prospectus shall be deemed to supersede for all purposes any earlier supplement prepared in relation to this prospectus.

We will provide each person to whom a copy of this prospectus has been delivered, without charge, a copy of any of the documents referred to above as being incorporated by reference. You may request a copy by writing or telephoning Joel M. Bennett, c/o JAKKS Pacific, Inc., 22619 Pacific Coast Highway, Malibu, California, 90265 (telephone: 310-456-7799).

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-8 under the Securities Act, relating to the shares of common stock being offered by this prospectus, and reference is made to such registration statement. This prospectus constitutes the prospectus of JAKKS Pacific, Inc., filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the SEC.

We are subject to the informational requirements of the Exchange Act, which requires us to file reports, proxy statements and other information with the SEC. You may inspect any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Copies of such material can be obtained from the facility at prescribed rates. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s website at http://www.sec.gov or our website at http://www.jakks.net. Information contained in our web site is not part of this prospectus.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
SECURITIES ACT LIABILITY

Our certificate of incorporation provides that the personal liability of our directors shall be limited to the fullest extent permitted by the provisions of Section 102(b)(7) of the General Corporation Law of the State of Delaware (“DGCL”). Section 102(b)(7) of the DGCL generally provides that no director shall be liable personally to a company or its security holders for monetary damages for breach of fiduciary duty as a director, provided that the certificate of incorporation does not eliminate the liability of a director for (1) any breach of the director’s duty of loyalty to it or its security holders; (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (4) any transaction from which such director derives an improper personal benefit. The effect of this provision is to eliminate the rights of a company and its security holders to recover monetary damages against a director for breach of her or his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (1) through (4) above. The limitations summarized above, however, do not affect the ability of a company or its security holders to seek non-monetary remedies, such as an injunction or rescission, against a director for breach of her or his fiduciary duty.

In addition, our certificate of incorporation provides that we shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify all persons whom it may indemnify pursuant to Section 145 of the DGCL. In general, Section 145 of the DGCL permits us to indemnify our directors, officers, employees or agents or, when so serving at our request, another company who was or is a party or is threatened to be made a party to any proceeding because of his or her position, if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

We maintain a directors’ and officers’ liability insurance policy covering certain liabilities that may be incurred by any director or officer in connection with the performance of his or her duties and certain liabilities that we may incur, including the indemnification payable to any director or officer. This policy provides for $50 million in maximum aggregate coverage, including defense costs. We pay the entire premium for such insurance.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.

     The following documents filed with the Securities and Exchange Commission (the “Commission”) by JAKKS Pacific, Inc., a Delaware corporation (the “Company” or the “Registrant”), pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are incorporated by reference in this Registration Statement:

(a)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2007.

(b)	The description of the Common Stock set forth in the Company’s Registration Statement on Form 8-A, filed March 29, 1996 and any amendment or report filed for the purpose of updating such description.

All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, other than any information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL.

The legality of the common stock being offered hereby will be passed upon for us by Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP, New York, New York. Murray L. Skala, a partner of that firm, is one of our directors, an owner of 18,268 shares of our common stock and a holder of options to purchase 97,771 shares of our common stock.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our certificate of incorporation provides that the personal liability of our directors shall be limited to the fullest extent permitted by the provisions of Section 102(b)(7) of the General Corporation Law of the State of Delaware (“DGCL”). Section 102(b)(7) of the DGCL generally provides that no director shall be liable personally to a company or its security holders for monetary damages for breach of fiduciary duty as a director, provided that the certificate of incorporation does not eliminate the liability of a director for (1) any breach of the director’s duty of loyalty to it or its security holders; (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (4) any transaction from which such director derives an improper personal benefit. The effect of this provision is to eliminate the rights of a company and its security holders to recover monetary damages against a director for breach of her or his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (1) through (4) above. The limitations summarized above, however, do not affect the ability of a company or its security holders to seek non-monetary remedies, such as an injunction or rescission, against a director for breach of her or his fiduciary duty.

In addition, our certificate of incorporation provides that we shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify all persons whom it may indemnify pursuant to Section 145 of the DGCL. In general, Section 145 of the DGCL permits us to indemnify our directors, officers, employees or agents or, when so serving at our request, another company who was or is a party or is threatened to be made a party to any proceeding because of his or her position, if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

We maintain a directors’ and officers’ liability insurance policy covering certain liabilities that may be incurred by any director or officer in connection with the performance of his or her duties and certain liabilities that we may incur, including the indemnification payable to any director or officer. This policy provides for $30 million in maximum aggregate coverage, including defense costs. We pay the entire premium for such insurance.

ITEM 8. EXHIBITS.

EXHIBIT
NUMBER	DESCRIPTION OF EXHIBIT

4.1	2002 Stock Award and Incentive Plan (1)

5.1	Opinion of Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP (1)

23.1	Consent of PKF, Certified Public Accountants, A Professional Corporation (2)

23.2	Consent of Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP (contained in Exhibit 5.1)(1)

23.3	Consent of BDO Seidman, LLP, Certified Public Accountants (2)

1	Filed previously as an exhibit to the initial filing of this Registration Statement on December 5, 2002, and is incorporated herein by reference.
2	Filed herewith.

ITEM 9. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made pursuant to this registration statement, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the undersigned registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Malibu, State of California on the 5th day of March, 2008.

JAKKS PACIFIC, INC.

By:	/s/ JACK FRIEDMAN
Jack Friedman Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	Title	Date

/s/ JACK FRIEDMAN Jack Friedman	Chief Executive Officer and Chairman (Principal Executive Officer)	March 5, 2008

/s/ JOEL M. BENNETT Joel M. Bennett	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 5, 2008

/s/ STEPHEN G. BERMAN Stephen G. Berman	Director	March 5, 2008

/s/ DAN ALMAGOR Dan Almagor	Director	March 5, 2008

/s/ DAVID C. BLATTE David C. Blatte	Director	March 5, 2008

/s/ ROBERT E. GLICK Robert E. Glick	Director	March 5, 2008

/s/ MICHAEL G. MILLER Michael G. Miller	Director	March 5, 2008

/s/ MURRAY L. SKALA Murray L. Skala	Director	March 5, 2008

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION OF EXHIBIT

4.1	2002 Stock Award and Incentive Plan (1)

5.1	Opinion of Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP (1)

23.1	Consent of PKF, Certified Public Accountants, A Professional Corporation (2)

23.2	Consent of Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP (contained in Exhibit 5.1)

23.3	Consent of BDO Seidman, LLP, Certified Public Accountants (2)

1	Filed previously as an exhibit to the initial filing of this Registration Statement on December 5, 2002, and is incorporated herein by reference.
2	Filed herewith.